Exhibit 97
NYSE Incentive Based Compensation Reimbursement Policy
Policy Statement
The Board of Directors (“Board”) of Teck Resources Limited. (“Teck”) has adopted this NYSE Incentive-Based Compensation Reimbursement Policy (“Policy”) in accordance with the listing requirements of the New York Stock Exchange.
This Policy applies in the event of any accounting restatement (“Restatement”) of Teck’s financial results due to its material non-compliance with any financial reporting requirement under the securities laws, including:
1.a Restatement to correct an error to previously issued financial statements that is material to the previously issued financial statements; or
2.a Restatement to correct an error that would result in a material misstatement if:
(a)the error were left uncorrected in the current report, or
(b)the error correction was recognized in the current period.
This Policy does not apply to restatements that are not caused by non-compliance with financial reporting requirements, such as, but not limited to, a retrospective:
•application of a change in accounting principles;
•revision to reportable segment information due to a change in the structure of Teck’s internal organization;
•reclassification due to a discontinued operation;
•application of a change in reporting entity, such as from a reorganization of entities under common control;
•adjustment to provision amounts in connection with a prior business combination; or
•revision for stock splits, reverse stock splits, dividends or other changes in capital structure (collectively, the “Restatement Exclusions”).
Executive Officers Subject to the Policy
All “executive officers” of Teck are subject to this Policy, including any current or former Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Controller, any Senior Vice President or Vice President of Teck in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for Teck, including any executive officer of any Teck subsidiary, if they perform any such policy-making function (the “Executive Officers”). All of these Executive Officers are subject to this Policy, even if an Executive Officer had no responsibility for the financial statement errors which required restatement.
Compensation Subject to the Policy
This Policy applies to any incentive-based compensation received by an Executive Officer during the period (the “Clawback Period”) consisting of any of the three fiscal completed years immediately preceding:
(a)the date that Teck’s Board (or Audit Committee) concludes, or reasonably should have concluded, that Teck is required to prepare a Restatement; or
(b)the date that a court, regulator, or other legally authorized body directs Teck to prepare a Restatement.
This Policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any “Financial Reporting Measure”, being those measures that are determined and presented in accordance with the accounting principles used in preparing Teck’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, share price and total shareholder return). Incentive-based compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period. For the avoidance of doubt, the Clawback Period with respect to an Executive Officer applies to incentive-based compensation received by the Executive Officer (a) after beginning services as an Executive Officer and (b) if that person served as an Executive Officer at any time during the performance period for such incentive-based compensation.
Incentive-based compensation does not include base annual salary, compensation which is awarded based solely on service to Teck (e.g. a time-vested award, including stock options or restricted share units), nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).
Amount Required to be Repaid Pursuant to this Policy
The amount of incentive-based compensation that must be repaid (subject to the few limitations discussed below) is the amount of incentive-based compensation received by the Executive Officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”).
Applying this definition, after a Restatement, Teck will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with SEC and exchange rules. Teck will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of incentive-based compensation than would have been received applying the recalculated financial measure. Documentation of Teck’s calculation of the Recoverable Amount shall be maintained and may be provided to the New York Stock Exchange as required by the New York Stock Exchange rules.
Where incentive-based compensation is based only in part on the achievement of a financial reporting measure performance goal, Teck will determine the portion of the original incentive-based compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that Teck recovers the full amount of incentive-based compensation that was erroneously awarded.
In no event shall Teck be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.
If equity compensation is recoverable due to being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested by the Executive Officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, Teck will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:
(a)if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
(b)if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, Teck will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
(c)if the Underlying Shares have been sold by the Executive Officer, Teck will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).
The Board will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless the Compensation & Talent Committee determines that it would be impracticable to recover such amount because:
(a)the direct costs of enforcing recovery would exceed the Recoverable Amount after making a reasonable and documented attempt to recover the Recoverable Amount; or
(b)recovery of the incentive-based compensation would violate applicable Canadian law based on an opinion of home country counsel.
Additional Clawback Required by Section 304 of the Sarbanes-Oxley Act of 2002
In addition to the provisions described above, if Teck is required to prepare an accounting restatement due to its material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse Teck for:
(a)any bonus or other incentive-based or equity-based compensation received from Teck during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of such financial document; and
(b)any profits realized from the sale of securities of Teck during that 12-month period.

Crediting of Recovery Amounts
To the extent that this Policy provides for recovery of any incentive-based compensation recoverable under SOX Section 304 or any other recovery obligations pursuant to an employment agreement, plan document or otherwise, any amount such Executive Officer has already reimbursed Teck shall be credited to the required recovery under this Policy. Recovery under this Policy does not preclude additional recovery under the under SOX Section 304 or otherwise, to the extent any applicable amounts have not been reimbursed to Teck.
General Provisions
1.This Policy may be amended by the Board from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.
2.Teck will not indemnify or provide insurance to cover any repayment of incentive-based compensation in accordance with this Policy.
3.The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
4.This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with Teck or any of its subsidiaries.
5.All determinations and decisions made by the Board (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on Teck, its subsidiaries and the persons to whom this Policy applies. Executive Officers (as defined above) are required to acknowledge that they have read this Policy annually. If you have questions about the interpretation of this Policy, please contact the Senior Vice President and General Counsel.

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